PURCHASE CONTRACT

PGM, LLC, 13920 South Broadway, Los Angeles, California 90061, (hereinafter called Buyer) agrees to purchase and

DEER TRAIL MINING COMPANY, LLC, 8880 Rio San Diego Drive, 8th Floor, San Diego, California, 92108, (hereinafter called Seller) agrees to sell

Precious metal bearing concentrate or high-grade precious metal bearing ore produced at Seller’s ore processing facility (“Mill”) near Marysvale, Utah, subject to the terms and conditions hereinafter set forth in this agreement (“Agreement”):

1.

TERMINOLOGY:

Wherever used herein unless otherwise specified:

(a)

The terms “Product” or “material” shall mean lead-silver-gold concentrate and/or crushed high-grade silver-gold rich ore

(b)

The term “dry short ton” or “dst” shall mean a weight equivalent to 2,000 pounds avoirdupois moisture excluded.

(c)

The term “date of arrival” shall mean the date on which the shipment arrives at the Buyer’s facility in Los Angeles, California.

(d)

The “Metals Week” shall mean the publication known as Metals Week and published weekly in New York, New York, U.S.A. by McGraw Hill.

(e)

The term “month” shall mean a calendar month.

(f)

The term “ounce” or “oz.” shall mean a troy ounce or 31.1035 grams.

(g)

All dollars (USD), ($), and cents are in United States funds.

(h)

The term “quotational period” shall mean the second month after the month of arrival at Buyer’s facility.

(i)

The term “LME” shall mean the London Metals Exchange.

2.

QUALITY:

Product produced at the Mill shall conform to the following approximate quality:

The moisture content shall be no more than 5%.  The particle size of the Product shall be minimum 90% passing 60 mesh U.S. Standard Screen. The product shall include at least 65 ounces (Ag) per dst.

3.

QUANTITY:

Approximately 150 dst per month once Seller’s Mill is complete, and to increase to 300 dst per month in approximately 6 to 9 months thereafter.

4.

DELIVERY:

Seller shall deliver 150 dst over the period of one (1) month, between the hours of

9:00 A.M. and 5:00 P.M.  Freight charges will be paid by Seller.  Shipments will be made in one (1) ton super sacks and unloaded at Buyer’s facility in Los Angeles, California.  Prior to shipment from the Mill, Seller’s carrier shall notify Buyer of the estimated time of arrival of the Product at Buyer’s facility.  Seller will work on a best efforts basis to achieve the Buyer’s need of an initial 10 ton shipment within 30 working days from the date of Seller’s receipt of the advance payment described in Section 10 of this Agreement.

5.

PAYABLES:

Buyer shall pay for metals, less deductions on contents determined as follows:

Lead: Pay for 95% of the lead at the average LME settlement price averaged over the quotational period.

Gold: Pay for 95%, minimum deduct of 0.04 troy ounce, based on fire assay or ounces recovered, whichever is more, at the London PM fixed price for gold, as published by Metals Week , averaged over the quotational period, less a Refining Charge of $6.00 per payable troy ounce.

Silver: Pay for 95%, minimum deduct of 1.0 troy ounce, based on an adjusted fire assay or ounces recovered, whichever is more, at the London Spot US Equivalent price for silver, as published by Metals Week, averaged over the quotational period, less a Refining Charge of $0.35 per payable troy ounce.

Copper: Pay 50% of the copper recovered at the average LME settlement price averaged over the quotational period.

Platinum Group Metals: Pay 20% of platinum group metals at the London Spot US Equivalent, as published by Metals Week, over the quotational period.

6.

TREATMENT CHARGE:

The treatment charge is $193.00 per dst, based on delivery being made in one ton super sacks.  Other methods of shipment may increase or decrease the treatment  charge.  The treatment charges shall be deducted by Buyer before making the payments to Seller described in Section 7.

7.

PAYMENT:

Buyer shall pay to Seller a provisional payment of 80% of the estimated Payables thirty (30) days after the month of arrival of each shipment at the Buyer’s facility.  Final payment of the actual payables shall be made by Buyer to Seller when all weights and assays are known, but not later than ninety (90) days after the month of arrival of each shipment at the Buyer’s facility.  Any late payments shall bear interest at the rate of eighteen percent (18.0%) per annum until paid in full.

8.

WEIGHING, SAMPLING AND MOISTURE DETERMINATION:

These operations shall be carried out at the Buyer’s facility.  Samples shall be taken for each day’s deliveries and combined to form lots representing all deliveries for each week for purposes of determining moisture, and metal content.

From each sampling lot, Seller shall be provided with three sealed samples and Buyer shall be provided with one sealed sample.  In addition, at least two sealed samples shall be held by the Buyer, one for reserve and one for subsequent   dispatch to umpire if required.  Seller shall have the right to be present and/or be   represented at these operations at Seller’s own expense.

The weight shall be determined and documented by static weighing device (truck scale).  The weights so determined shall be final for settlement.

9.      ANALYSIS:

Assays shall be made independently by Seller and Buyer upon the samples obtained in accordance with Article 8.  Silver and gold assays shall be on an adjusted basis, and any needed umpires shall be instructed accordingly.

The results shall be exchanged by crossing mail or other mutually agreed procedure.  The mean of the results so exchanged shall be final unless the following splitting limits are exceeded: Silver – 0.05 oz./dst, Gold – 0.02 oz./dst, Copper and Lead – 0.3%.  If the splitting limit is exceeded for a metal assay of any lot, the Buyer and Seller shall immediately consult and either agree upon an assay, (which must be confirmed by writing) or agree that the results be sent to two of three agreed on umpires.  (To be determined)

It is anticipated that there will be four to five lots representing each month’s deliveries.  Therefore if umpire analysis is required for more than one lot, two of the umpires shall be selected by mutual agreement and used in rotation.

For any assay sent to an umpire, the average of the assays shall be accepted by both parties as the final assay.  The cost of the umpire shall be paid by the party whose   assay is further from the umpire’s assay.

10.

ADVANCE PAYMENT:

Buyer shall pay to the Seller an advance payment of $25,000 towards the future purchase of the Product produced by the Seller.  The advance payment shall be paid at the signing of this Agreement.

11.

TERM:

The Agreement shall continue from the date hereof for a period of five (5) years (the “Initial Term”), and shall thereafter automatically renew for successive additional one (1) year terms (“Renewed Terms”), unless either party gives written notice of termination to the other party at least sixty (60) days prior to the commencement of a Renewal Term. Seller shall have the right to terminate this Agreement:  (i) immediately in the event that Buyer breaches any of its obligations under this Agreement, and fails to cure them within thirty (30) days of written notice; or (ii) upon sixty (60) days written notice, for any reason or no reason.

12.

CONTINGENCY AND GOOD FAITH CLAUSE:

This Contract is contingent on Seller getting the “Mill” operational.  In the event Seller is unable to get the Mill operational, due to lack of financing or for any other reason, Seller shall have no liability to Buyer under this Agreement except to repay the advance payment to Buyer.  Also, Buyer and Seller recognize that all possible contingencies cannot be covered by this contract and therefore in the case of any unforeseen circumstances affecting this contract, Seller and Buyer will make every attempt to mutually agree to a good faith solution pursuant to the intent of the original contract.

13.

DEFAULT; ATTORNEY’S FEES; JURISDICTION:

In the event any party defaults under this Agreement by failing to make a payment when due or by failing to complete any of its other obligations under this Agreement, the non-defaulting party may give written notice of default to the defaulting party.  In the event the defaulting party fails to cure the default within thirty (30) days of receipt of the written notice of default, the non-defaulting party may:  (i) terminate this Agreement; (ii) demand payment of all sums then due and owing to it; (iii) sue to enforce its rights under this Agreement; and/or (iv) exercise all other rights and remedies to which it is legally entitled.  The defaulting party agrees to pay to the non-defaulting party all attorney’s fees and other collection costs incurred by the non-defaulting party in enforcing its rights under this Agreement.  The parties agree that any legal action shall be filed in state or federal court in Salt Lake City, Utah.

14.

SUCCESSORS AND ASSIGNS:

Neither of the parties may assign the benefits or obligations of this contract without the consent in writing of the other.  Such consent shall not be reasonably withheld.  This Contract shall extend to, bind and inure to the benefit of the successors and permitted assigns of the parties.

15.

NOTICES:

All notices, requests and other communications hereunder shall be in writing and shall be deemed to have been duly given, delivered or made when sent in written form by facsimile, telex or first-class mail, postage prepaid, addressed if to Buyer:

PGM, LLC 13920 South Broadway Los Angeles, CA 90061
and if to Seller: Deer Trail Mining Company, LLC 8880 Rio San Diego Drive, 8th Floor San Diego, CA 92108

or, in each case, at such other address as may be hereafter or has been designated most recently in writing by the addressee to the addresser.

Any notice given hereunder may be given by telegraph, telex or facsimile and confirmed by mail in due course in which case such notice shall be deemed given or served when sent in telegraphic, telex or facsimile form.

16.

INDEMNIFICATION:

Buyer agrees to indemnify and hold harmless Seller from any and all liabilities, claims, suits, judgments, penalties, costs and expenses arising from or relating to any representation, warranty, or description of the material, provided, however, that nothing herein shall relieve Seller of any liability for misrepresentation or breach or warranty or covenant contained in this Agreement.

17.

CONFIDENTIALITY:

Each party shall retain all information obtained hereunder in strict confidence and, without the prior written consent of the other party, shall not use it or disclose it to any third parties, except for any information which: (i) is at the time of such   disclosure known to the public or thereafter becomes so known, through no   violation by such party of this Agreement; or (ii) is required by law to be so   disclosed.  Notwithstanding the foregoing, either party may communicate information to its officers, employees, affiliates, attorneys, consultants, and other representatives to the extent necessary to evaluate the information received.

18.      ENTIRE AGREEMENT:

This Agreement contains the entire agreement of the parties relating to its subject matter and supersedes all prior agreements, written or oral, between the parties relating to such subject matter. This Agreement shall not be amended or modified, and no waiver of any provision hereof shall be effective, unless set forth in a written instrument authorized and executed by both parties.  The invalidity or unenforceability of any particular provision of this agreement shall not effect the other provisions and shall not relieve either party from its obligations hereof, and such other provisions shall be construed in all respects as if such invalid or unenforceable provision were omitted.

This contract is agreed to this 31st day of August, 2005

PGM COMPANY

By:/s/ Allan Nutkiewicz

     Its: Chief Executive Officer

    Allan Nutkiewicz, Chief Executive Officer

    Please print name and title

DEER TRAIL MINING COMPANY, LLC

By:/s/ Mark A. Lopez

     Its: Chief Executive Officer

    Mark A. Lopez, Chief Executive Officer

    Please print name and title